UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________________
 FORM 11-K
________________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
 Commission file number: 1-13283
 _________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES' 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION
FOUR RADNOR CORPORATE CENTER, SUITE 200
100 MATSONFORD ROAD
RADNOR, PA 19087

PENN VIRGINIA CORPORATION
AND AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULE
 For the Years Ended December 31, 2013 and 2012

Independent Auditors' Report

To the Participants and Administrator of the
Penn Virginia Corporation and Affiliated Companies
Employees' 401(k) Plan
Radnor, Pennsylvania

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements of the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Plan's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees' 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in accprdance with accounting principles generally accepted in the United States of America.

REPORT ON SUPPLEMENTARY INFORMATION

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Maillie LLP

West Chester, Pennsylvania
June 26, 2014

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012
ASSETS
Cash	$56	$333,257
Investments, at fair value
Registered investment companies	12,864,226	11,689,414
Common stock	3,374,602	2,012,038
Common collective trusts	6,290,194	4,921,334
TOTAL INVESTMENTS	22,529,022	18,622,786
Receivables
Employer contributions	795,763	239,370
Participant loans receivable	235,326	129,212
TOTAL RECEIVABLES	1,031,089	368,582

TOTAL NET ASSETS AVAILABLE FOR BENEFITS, at fair value	23,560,167	19,324,625
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(13,569)	(15,692)

NET ASSETS AVAILABLE FOR BENEFITS	$23,546,598	$19,308,933

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2013 and 2012

	2013	2012
ADDITIONS TO NET ASSETS
Contributions
Participants' contributions	$1,086,074	$1,026,222
Employer contributions	1,527,202	958,944
Rollover contributions	239,487	27,723
TOTAL CONTRIBUTIONS	2,852,763	2,012,889
Investment income
Interest and dividends	567,256	618,436
Net appreciation in fair value of investments	4,298,730	689,815
Realized gain on the sale of investments	209,878	434,442
TOTAL INVESTMENT INCOME	5,075,864	1,742,693

TOTAL ADDITIONS, NET	7,928,627	3,755,582

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	3,688,637	5,790,553
Administrative fees	2,325	3,834
TOTAL DEDUCTIONS	3,690,962	5,794,387

NET INCREASE (DECREASE) IN NET ASSETS	4,237,665	(2,038,805)

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	19,308,933	21,347,738

END OF YEAR	$23,546,598	$19,308,933

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies of the Penn Virginia Corporation (the “Company”) and Affiliated Companies Employees' 401(k) Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. During the years ended December 31, 2013 and 2012, the Plan offered mutual funds and common collective trusts as investment options for participants.

Valuation of investments - The Plan's investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the measurement date. The Company's common stock is valued at the closing price reported on the New York Stock Exchange on the measurement date.

Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invested in investment contracts through a collective trust in 2013 and 2012. Contract value for this collective trust was based on the net asset value of the fund as reported by the trustee, Invesco National Trust Company. The statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value in 2013 and 2012.

Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Plan Expenses - The Company paid expenses of the Plan in addition to the expenses paid from the participants' individual accounts.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN (continued)

Date of Management's Review - Management has evaluated subsequent events through June 26, 2014, the date on which the financial statements were available to be issued.

General Description of the Plan

A general description of the Plan follows. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of the Company and its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions - Participants are able to contribute up to the lesser of $17,500 for 2013 and$17,000 for 2012 or 50% of their annual compensation. Employer matching contributions equal 100% of the employees' elective deferral contribution up to 6% of compensation up to a maximum of $255,000. In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. Participants may also contribute amounts representing distributions from other qualified benefit plans via a rollover into the Plan.

Participation - An employee may become a participant of the Plan immediately after the start of service. An employee may become a participant of the ESOP after completion of one year of service.

Participant Accounts - Each participant's account is credited with the participant's contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be made daily. A participant may stop, start or change their 401(k) salary deferral rate at will.

Plan loans - Active employees may elect to take loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant's vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either an amount equal to the value of the participant's account or periodic installments. For termination of service due to other reasons, a participant may receive the value of their account balance as a lump-sum distribution. In the event of a “qualified emergency,” an active employee may elect a withdrawal from their elective deferral contributions.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
DESCRIPTION OF THE PLAN (continued)

Voting Rights - Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in their account in the trust with respect to all corporate matters upon which the Company's shareholders are entitled or permitted to vote. Each participant has one vote for each share of stock credited to their account.

Plan termination - The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

NOTE B    ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company's Board of Directors. Bank of America, N.A. serves as trustee of the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the common collective trusts are charged separately to those participants with balances in the trusts.

NOTE C    TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated September 13, 2013, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Administrative Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has no recognized interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax returns for years 2012, 2011 and 2010 are still open and subject to examination by taxing authorities.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE D	INVESTMENTS

The following investments represent 5% or more of the Plan's net assets:

	2013	2012

Penn Virginia Corporation common stock, 357,858 shares (2013) and 456,244 shares (2012)	$3,374,602	$2,012,038

Goldman Sachs Growth Opportunities Fund, 73,835 shares (2013) and 79,076 shares (2012)	2,062,957	1,811,628

Columbia Dividend Income Fund, 64,868 shares (2013) and 63,079 shares (2012)	1,188,377	930,420	*

Invesco Van Kampen Small Cap Fund, 81,024 shares (2013) and 71,843 shares (2012)	1,754,977	1,175,358

Thornburg International Value Fund, 41,936 shares (2013) and 47,186 shares (2012)	1,310,086	1,289,590

PIMCO Total Return Fund, 153,348 shares (2013) and 211,225 shares (2012)	1,639,285	2,374,172

Massachusetts Investment Growth Stock Fund, 90,197 shares (2013) and 95,194 shares (2012)	2,059,202	1,696,359

Invesco Stable Value Return Fund, 1,680,482 shares (2013) and 1,860,792 shares (2012)	1,680,482	1,860,792

Manning & Napier Ret Target 2010 Fund, 68,129 shares (2013) and 58,039 shares (2012)	1,165,694	907,146	*

Manning & Napier Ret Target 2020 Fund, 71,000 shares (2013) and 51,676 shares (2012)	1,323,434	842,835	*

*Does not exceed 5% at December 31, 2012. Balance is presented for comparative purposes only.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E    FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E    FAIR VALUE MEASUREMENTS (continued)

A summary by level within the fair value hierarchy of the Plan's investments measured at fair value on a recurring basis is as follows:

	2013
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
REGISTERED INVESTMENT COMPANIES
Equity	$10,182,933	$—	$—
Fixed income	2,175,931	—	—
Allocation funds	505,362	—	—

COMMON STOCK
Equity	3,374,602	—	—

COMMON COLLECTIVE TRUSTS
Stable value fund	—	—	1,694,051
Manning & Napier Retirement Target Funds	—	4,596,143	—

	$16,238,828	$4,596,143	$1,694,051

	2012
	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
REGISTERED INVESTMENT COMPANIES
Equity	$8,229,635	$—	$—
Fixed income	3,317,092	—	—
Allocation funds	142,687	—	—
Other	—	—	—

COMMON STOCK
Equity	2,012,038	—	—

COMMON COLLECTIVE TRUSTS
Stable value fund	—	—	1,876,484
Manning & Napier Retirement Target Funds	—	3,044,850	—

	$13,701,452	$3,044,850	$1,876,484

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE E    FAIR VALUE MEASUREMENTS (continued)

Level 3 investments make up 7.4% and 9.7% of total plan assets as of December 31, 2013 and 2012, respectively.

Investments in shares of registered investment companies, common stock and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

Common collective trusts, stable value fund, are over-the-counter securities with no quoted readily available Level 1 inputs and, therefore, are measured at fair value using inputs that are directly observable in active markets. These shares are redeemable at contract value and are classified within Level 3 of the valuation hierarchy using the income approach.

Common collective trusts, other funds, do not have quoted prices readily available but are priced daily by fund accountants. The funds' inputs are derived principally from observable market data and are classified within Level 2 of the valuation hierarchy.

A summary of changes in the fair value of the Plan's Level 3 investment in 2013 is as follows:

Stable Value Fund

BALANCE AS OF DECEMBER 31, 2011	$2,235,606
Investment income	27,100
Contributions	229,474
Benefit payments	(700,867)
Loan activity, net	606
Contract adjustment, net	4,459
Interfund transfers, net	80,106
BALANCE AS OF DECEMBER 31, 2012	1,876,484
Investment income	2,251
Contributions	180,449
Benefit payments	(309,069)
Loan activity, net	(3,346)
Contract adjustment, net	(2,123)
Interfund transfers, net	(50,595)

BALANCE AS OF DECEMBER 31, 2013	$1,694,051

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F    FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT

The Plan holds an investment in a collective trust, specifically the Invesco National Trust Company Stable Value Retirement Trust (the “Invesco Stable Value”). The Invesco Stable Value trust offers five classes of units, Tier 1, Tier 2, Tier 3, Tier 4 and Tier 5. The tiers are credited with earnings on the underlying investments and charged for expenses of the fund in such equitable proportion.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Invesco Stable Value, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $1,694,051 and $1,876,484, respectively. The crediting interest rate is based on a formula agreed upon with the issuer based on the characteristics of the underlying fixed income portfolio. Such interest rates are reset on a monthly or quarterly basis according to each contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: 1) termination of the Plan, 2) a material adverse change to the provisions of the Plan, 3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or 4) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer's underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator believes it is not probable that such events would be of sufficient magnitude to limit the ability of the fund to transact at contract value with the participants in the fund.

	2013	2012
Average Yields:

Based on actual earnings	1.28%	1.51%

Based on interest rate credited to participants	1.27%	1.69%

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE G    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

	2013
	Employer	Employee

Total contributions per financial statements	$1,527,202	$1,325,561
Add 2012 contributions receivable	239,370	—
Less 2013 contributions receivable	(795,763)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$970,809	$1,325,561

	2012
	Employer	Employee

Total contributions per financial statements	$958,944	$1,053,945
Add 2011 contributions receivable	316,351	—
Less 2012 contributions receivable	(239,370)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$1,035,925	$1,053,945

The following is a reconciliation of the net appreciation in fair value of investments and realized gain on the sale of investments per the financial statements to the Form 5500:

	2013
	Net Appreciation in Fair Value of Investments	Realized Gain on the Sale of Investments

Total per financial statements	$4,298,730	$209,878
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	(186,018)	—

TOTAL PER FORM 5500	$4,112,712	$209,878

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE G    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

	2012
	Net Appreciation in Fair Value of Investments	Realized Gain on the Sale of Investments

Total per financial statements	$689,815	$434,442
Difference between the method used in the Form 5500 to calculate realized gain (loss) on investments and the method used in the financial statements	(2,231)	2,231

TOTAL PER FORM 5500	$687,584	$436,673

The following is a reconciliation of the value of common/collective trusts per the financial statements to the Form 5500:

	2013	2012

Total per financial statements	$6,290,194	$4,921,334
Adjustment from fair value for fully benefit-responsive investment contracts	(13,569)	(15,692)

TOTAL PER FORM 5500	$6,276,625	$4,905,642

NOTE H    PLAN AMENDMENTS

In December 2011, the Plan was amended such that, effective July 1, 2012, no new investments may be made in Company stock through contributions or transfers from other investments. Existing investments in Company stock were not affected. In addition, ESOP Company contributions must be made in cash for plan years beginning on or after January 1, 2012.

NOTE I    PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by the trustee, and, therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan is also invested in shares of common stock of the Company. All transactions involving shares of the Company also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE J    SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring between December 31, 2013, and the date the financial statements were issued. Management discovered that the employer had not made the proper employer matching contributions for employees in the Plan due to an incorrect true up calculation. Management is working, along with the third party administrator and legal counsel, to identify the affected participants, determine any corrective contributions and make any required correction in accordance with the Internal Revenue Service’s Employee Plans Compliance Resolution System based on available records. At this time, the Plan Sponsor has determined and accrued the contribution receivables of $500,000.00 (without regard to adjustments for investment performance); however, as the Plan Sponsor continues to gather information regarding this error, this amount could increase.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES' 401(k) PLAN

SUPPLEMENTAL SCHEDULE

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES' 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2013

Plan EIN #23-1184320, Plan 001

(a)		(b)	(c)	(d)	(e)
Shares		Identity of Investment	Description of Investment Type	Cost	Current Value

357,858	*	Penn Virginia Corporation Stock	Common Stock	**	$3,374,602
73,835		Goldman Sachs Growth Opportunities Fund	Registered Investment Company	**	2,062,957
37,201		American Century Inflation Adjusted Fund	Registered Investment Company	**	427,443
64,868		Columbia Dividend Income Fund	Registered Investment Company	**	1,188,377
10,019		American Century Government Bond Fund	Registered Investment Company	**	109,203
81,024		Invesco Van Kampen Small Cap Fund	Registered Investment Company	**	1,754,977
13,117		Victory Established Value Fund	Registered Investment Company	**	451,602
41,936		Thornburg International Value Fund	Registered Investment Company	**	1,310,086
4,798		BlackRock S&P 500 Stock Fund I	Registered Investment Company	**	1,064,959
23,693		BlackRock Global Allocation Fund	Registered Investment Company	**	505,362
153,348		PIMCO Total Return Fund	Registered Investment Company	**	1,639,285
10,628		Prudential Jennison Small Company Fund	Registered Investment Company	**	290,773
90,197		Massachusetts Investment Growth Stock Fund	Registered Investment Company	**	2,059,202
4,723		Manning & Napier Retirement Target Income Fund	Common Collective Trust	**	78,449
68,129		Manning & Napier Retirement Target 2010 Fund	Common Collective Trust	**	1,165,694
71,000		Manning & Napier Retirement Target 2020 Fund	Common Collective Trust	**	1,323,434
38,993		Manning & Napier Retirement Target 2030 Fund	Common Collective Trust	**	755,694
56,497		Manning & Napier Retirement Target 2040 Fund	Common Collective Trust	**	1,075,699
14,392		Manning & Napier Retirement Target 2050 Fund	Common Collective Trust	**	197,173
1,680,482		Invesco Stable Value Return Fund	Common Collective Trust	**	1,680,482
235,326	*	Participant Loans, 4.25% to 9.25%	Participant Loans	**	235,326

					$22,750,779

*Party-in-interest.
**Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND
AFFILIATED COMPANIES
EMPLOYEES' 401(k) PLAN

Date: June 30, 2014

By:	/s/ Steven A. Hartman
Steven A. Hartman
Senior Vice President and Chief Financial Officer,
Penn Virginia Corporation

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm